Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Sep 30, 2012	Sep 30, 2011	Growth (%)	June 30, 2012	Growth % Q2 13 over Q1 13
Revenues	**9,858**	**8,099**	**21.7**	**9,616**	**2.5**
Cost of sales	6,102	4,744	28.6	5,810	5.0
Gross Profit	**3,756**	**3,355**	**12.0**	**3,806**	**(1.3)**
Operating Expenses:					
Selling and marketing expenses	506	456	11.0	469	7.9
Administrative expenses	653	618	5.7	644	1.4
Total Operating Expenses	**1,159**	**1,074**	**7.9**	**1,113**	**4.1**
Operating Profit	**2,597**	**2,281**	**13.9**	**2,693**	**(3.6)**
Other Income, net	706	387	82.4	476	48.3
Profit before income taxes	**3,303**	**2,668**	**23.8**	**3,169**	**4.2**
Income tax expense	934	762	22.6	880	6.1
Net Profit	**2,369**	**1,906**	**24.3**	**2,289**	**3.5**
Earnings per equity share					
Basic (₹)	**41.46**	**33.36**	**24.3**	**40.06**	**3.5**
Diluted (₹)	**41.46**	**33.36**	**24.3**	**40.06**	**3.5**

Statement of Comprehensive Income for Six months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	Sep 30, 2012	Sep 30, 2011	Growth (%)
Revenues	**19,474**	**15,584**	**25.0**
Cost of sales	11,912	9,321	27.8
Gross Profit	**7,562**	**6,263**	**20.7**
Operating Expenses:			
Selling and marketing expenses	975	854	14.2
Administration expenses	1,297	1,176	10.3
Total Operating Expenses	**2,272**	**2,030**	**11.9**
Operating Profit	**5,290**	**4,233**	**25.0**
Other Income, net	1,182	830	42.4
Profit before income taxes	**6,472**	**5,063**	**27.8**
Income tax expense	1,814	1,435	26.4
Net Profit	**4,658**	**3,628**	**28.4**
Earnings per equity share			
Basic (₹)	**81.52**	**63.50**	**28.4**
Diluted (₹)	**81.52**	**63.50**	**28.4**

Statement of Comprehensive Income for three months ended,

(As per IFRS)

US Dollars in million, except share data

Particulars	Sep 30, 2012	Sep 30, 2011	Growth (%)	June 30, 2012	Growth % Q2 13 over Q1 13
Revenues	**1,797**	**1,746**	**2.9**	**1,752**	**2.6**
Cost of sales	1,114	1,025	8.7	1,059	5.2
Gross Profit	**683**	**721**	**(5.3)**	**693**	**(1.4)**
Operating Expenses:					
Selling and marketing expenses	92	98	(6.1)	86	7.0
Administrative expenses	119	133	(10.5)	118	0.8
Total Operating Expenses	**211**	**231**	**(8.7)**	**204**	**3.4**
Operating Profit	**472**	**490**	**(3.7)**	**489**	**(3.5)**
Other Income, net	129	85	51.8	87	48.3
Profit before income taxes	**601**	**575**	**4.5**	**576**	**4.3**
Income tax expense	170	164	3.7	160	6.3
Net Profit	**431**	**411**	**4.9**	**416**	**3.6**
Earnings per equity share					
Basic ($)	**0.75**	**0.72**	**4.2**	**0.73**	**2.7**
Diluted ($)	**0.75**	**0.72**	**4.2**	**0.73**	**2.7**

Statement of Comprehensive Income for Six months ended,

(As per IFRS)

US Dollars in million, except share data

Particulars	Sep 30, 2012	Sep 30, 2011	Growth (%)
Revenues	**3,549**	**3,417**	**3.9**
Cost of sales	2,173	2,047	6.2
Gross Profit	**1,376**	**1,370**	**0.4**
Operating Expenses:			
Selling and marketing expenses	178	187	(4.8)
Administration expenses	237	258	(8.1)
Total Operating Expenses	**415**	**445**	**(6.7)**
Operating Profit	**961**	**925**	**3.9**
Other Income, net	216	184	17.4
Profit before income taxes	**1,177**	**1,109**	**6.1**
Income tax expense	330	314	5.1
Net Profit	**847**	**795**	**6.5**
Earnings per equity share			
Basic ($)	**1.48**	**1.39**	**6.5**
Diluted ($)	**1.48**	**1.39**	**6.5**

Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
North America	63.9	64.1	65.3	63.5	64.5
Europe	21.9	21.4	20.5	22.3	21.4
India	1.6	2.0	2.2	1.9	2.4
Rest of the world	12.6	12.5	12.0	12.3	11.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

(in %)

	Quarter ended			LTM	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Business IT Services	**64.5**	**64.0**	**63.6**	**63.7**	**62.5**
Application Development	*17.0*	*17.1*	*17.2*	*17.0*	16.3
Application Maintenance	*21.4*	*20.9*	*21.6*	*21.3*	22.1
Infrastructure Management Services	*6.8*	*6.6*	*5.7*	*6.4*	5.9
Testing Services	*8.6*	*8.3*	*8.2*	*8.2*	7.7
Product Engineering Services	*3.4*	*3.5*	*3.4*	*3.5*	2.9
Business Process Management	*4.7*	*4.9*	*4.7*	*4.7*	4.8
Others	*2.6*	*2.7*	*2.8*	*2.6*	2.8
Consulting, Package Implementation & Others	**30.0**	**29.9**	**31.2**	**30.4**	**31.6**
Products, Platforms and Solutions	**5.5**	**6.1**	**5.2**	**5.9**	**5.9**
Products	*3.8*	*4.5*	*4.2*	*4.4*	4.9
*BPM Platform**	*1.3*	*1.3*	*0.7*	*1.2*	0.7
Others	*0.4*	*0.3*	*0.3*	*0.3*	0.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Earlier shown under Business IT Services*

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Fixed Price	40.4	38.0	37.7	39.7	39.7
Time & Materials	59.6	62.0	62.3	60.3	60.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenue by Industry

(in %)

	Quarter ended			LTM	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Insurance, Banking & Financial Services	**33.7**	**34.3**	**35.3**	**34.4**	**35.7**
Banking & financial services	*27.0*	*27.7*	*28.2*	*27.5*	*28.2*
Insurance	*6.7*	*6.6*	*7.1*	*6.9*	*7.5*
Manufacturing	**22.1**	**22.0**	**20.2**	**21.4**	**20.1**
Retail & Life Sciences	**24.0**	**23.7**	**22.9**	**23.5**	**22.0**
Retail & CPG	*17.0*	*16.9*	*15.6*	*16.2*	*15.2*
Transport & Logistics	*1.7*	*1.7*	*1.7*	*1.8*	*1.9*
Life Sciences	*3.9*	*3.7*	*3.8*	*3.9*	*3.7*
Healthcare	*1.4*	*1.4*	*1.8*	*1.6*	*1.2*
Energy, Utilities, Communications & Services	**20.2**	**20.0**	**21.6**	**20.7**	**22.2**
Energy & Utilities	*5.3*	*4.6*	*5.7*	*5.5*	*5.8*
Telecom	*9.9*	*10.1*	*10.4*	*10.0*	*11.3*
Others	*5.0*	*5.3*	*5.5*	*5.2*	*5.1*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Mar 31, 2012	Mar 31, 2011
Number of Clients					
Active	715	711	647	694	620
Added during the period (gross)	39	51	45	172	139
Number of million dollar clients*					
1 Million dollar +	413	403	388	399	366
5 Million dollar +	205	199	188	190	187
10 Million dollar +	134	132	128	132	126
20 Million dollar +	82	83	80	79	73
30 Million dollar +	61	64	59	64	53
40 Million dollar +	52	53	47	50	41
50 Million dollar +	40	41	35	40	28
60 Million dollar +	32	31	25	28	24
70 Million dollar +	22	24	21	23	19
80 Million dollar +	19	18	17	17	15
90 Million dollar +	14	16	14	16	11
100 Million dollar +	11	12	11	13	11
200 Million dollar +	3	3	2	2	2
300 Million dollar +	–	1	1	1	–
Client contribution to revenue					
Top client	4.0%	4.1%	4.6%	4.3%	4.7%
Top 5 clients	16.0%	16.2%	15.9%	15.5%	15.4%
Top 10 clients	25.4%	25.3%	25.2%	24.6%	25.7%
Repeat business	98.2%	99.1%	98.5%	97.8%	98.0%
Account receivables-LTM(in days)	65	64	61	60	63

**LTM (Last twelve months) Revenues*

Effort and Utilization

(in %)

	Quarter ended			LTM	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Effort					
Onsite	24.3	24.7	25.2	24.6	24.9
Offshore	75.7	75.3	74.8	75.4	75.1
Revenue					
Onsite	50.7	49.7	49.9	49.9	49.8
Offshore	49.3	50.3	50.1	50.1	50.2
Utilization					
Including trainees	69.6	67.2	70.2	68.5	70.2
Excluding trainees	73.3	71.6	77.3	73.7	76.9

Person Months Data

	Quarter ended			LTM	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Sep 30, 2012	Sep 30, 2011
Billed – Onsite	75,047	71,615	69,387	286,488	262,945
– Offshore	233,228	218,839	206,371	878,900	791,099
TOTAL	**308,275**	**290,454**	**275,758**	**1,165,387**	**1,054,044**
Non Billable	112,171	115,081	81,165	415,084	316,059
Trainee	22,619	26,705	36,106	121,938	132,401
Sales & Support	25,222	24,401	23,192	96,434	86,543
TOTAL	**468,287**	**456,642**	**416,221**	**1,798,843**	**1,589,047**

Consolidated IT Services

	Quarter ended						LTM			
	Sep 30, 2012	Sequential growth %	June 30, 2012	Sequential growth %	Sep 30, 2011	Sequential growth %	Sep 30, 2012	Year on Year growth %	Sep 30, 2011	Year on Year growth %
Effort - (Person months)										
Onsite	71,002	4.4	67,983	2.3	66,998	4.7	273,386	9.0	250,861	21.1
Offshore	165,195	3.6	159,500	2.9	151,169	4.5	636,672	9.7	580,417	14.1
Total	**236,197**	**3.8**	**227,483**	**2.7**	**218,167**	**4.5**	**910,058**	**9.5**	**831,278**	**16.1**
Revenue – ($ million)										
Onsite	886.35	4.8	845.53	(1.2)	852.28	3.0	3,464.16	7.9	3,211.38	26.7
Offshore	734.95	2.2	719.21	(1.0)	724.95	7.7	2,928.74	8.2	2,705.86	18.0
Total	**1,621.30**	**3.6**	**1,564.74**	**(1.1)**	**1,577.23**	**5.1**	**6,392.90**	**8.0**	**5,917.24**	**22.6**

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Mar 31, 2012	Mar 31, 2011
Total employees	1,53,761	1,51,151	1,41,822	1,49,994	1,30,820
S/W professionals	1,44,752	1,42,369	1,34,147	1,41,788	1,23,811
Billable	1,32,341	1,28,887	113,810	1,24,953	1,09,026
Banking product group	7,677	8,097	7,738	8,139	6,220
Trainees	4,734	5,385	12,599	8,696	8,565
Sales & Support	9,009	8,782	7,675	8,206	7,009
Gross addition	10,420	9,236	15,352	45,605	43,120
Of which lateral addition	3,656	5,233	2,318	14,966	15,883
Attrition	7,810	8,079	7,090	26,431	26,096
Net addition	2,610	1,157	8,262	19,174	17,024
Attrition % (LTM)*	15.0%	14.9%	15.6%	14.7%	17.0%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

(Nos.)

	Quarter ended			Year ended	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Mar 31, 2012	Mar 31, 2011
Infosys BPO Limited – consolidated	22,918	22,321	19,765	20,523	18,113
Infosys Technologies (Australia) Pty. Ltd.*	-	2	640	674	514
Infosys Technologies (China) Company Ltd.	3,047	3,030	3,314	3,092	2,765
Infosys Technologies S.De R.L. De C. V., Mexico	719	651	552	631	521
Infosys Technologies (Sweden) AB	7	9	13	11	13
Infosys Tecnologia DO Brasil LTDA	353	250	193	210	173
Infosys Public Services Inc.	186	184	11	33	-
Infosys Technologies (Shanghai) Company Ltd.	58	31	1	31	-

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Infrastructure (as on Sep 30, 2012)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	43,97,333	29,955	3,75,000	3,530	4.31
Bhubaneswar	8,79,721	4,018	-	-	-
Chandigarh	12,26,033	6,089	-	-	-
Chennai	35,11,164	22,817	7,13,000	3,070	-
Gurgaon	1,27,943	1,148	135,209	1,250	-
Hyderabad	27,90,139	17,717	21,23,350	8,316	-
Jaipur	4,52,139	4,337	-	-	-
Mangalore	12,14,969	7,142	6,72,000	3,500	-
Mysore (including ILI)*	93,49,259	12,383	18,15,224	3,864	-
Pune	49,57,702	28,365	14,96,987	9,110	-
Thiruvananthapuram	6,18,201	5,106	13,77,232	3,583	-
Global Centers	11,52,346	11,919	-	-	-
Total	**3,06,76,949**	**1,50,996**	**87,08,002**	**36,223**	**4.31**

**Infosys Leadership Institute*

Subsidiaries Performance – Standalone financial statements

(US $ Mn)

Subsidiaries	Quarter ended						Year ended	
	Sep 30, 2012		Jun 30, 2012		Sep 30, 2011		Mar 31, 2012	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	111.03	21.61	109.34	16.60	89.94	12.55	365.97	61.89
Infosys Technologies (Australia) Pty. Ltd.*	0.03	0.67	0.38	(0.36)	80.46	7.82	308.34	25.67
Infosys Technologies (China) Company Limited	25.91	(1.57)	25.44	(0.78)	22.91	(1.21)	102.09	2.49
Infosys Technologies S.de R.L. de C V., Mexico	7.78	0.44	6.95	0.38	6.14	(0.21)	25.84	2.04
Infosys Technologies (Sweden) AB	0.37	0.01	0.36	0.01	0.62	0.04	2.12	(0.01)
Infosys Tecnologia DO Brasil LTDA	6.47	0.10	5.25	0.63	3.76	(0.67)	14.34	(3.56)
Infosys Public Services Inc.	24.88	(0.77)	23.87	(0.98)	0.01	(0.61)	38.92	(0.84)
Infosys Technologies (Shanghai) Co Ltd	0.07	(0.38)	0.05	(0.38)	–	(0.18)	0.03	(1.05)

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Sep 30, 2012	June 30, 2012	Sep 30, 2011	Mar 31, 2012	Mar 31, 2011
Period closing rate	52.86	55.62	48.98	50.88	44.60
Period average rate	54.85	54.83	46.30	48.10	45.54

Currency rates for USD:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.56	1.59
EURO	1.26	1.26
AUD	1.02	1.04

Constant Currency Reporting

Reported revenues	Q2 12	Q3 12	Q4 12	Q1 13	Q2 13
Revenue ($ mn)	1,746	1,806	1,771	1,752	1,797
Sequential growth %	4.5	3.4	(1.9)	(1.1)	2.6
YoY growth %	16.7	13.9	10.5	4.8	2.9

Constant currency – Q o Q	Q2 12	Q3 12	Q4 12	Q1 13	Q2 13
Revenue ($ mn)	1,754	1,823	1,767	1,763	1,794
Sequential growth (%)	5.0	4.4	(2.1)	(0.4)	2.4

Constant currency – Y o Y	Q2 12	Q3 12	Q4 12	Q1 13	Q2 13
Revenue ($ mn)	1,707	1,803	1,771	1,784	1,820
YoY growth (%)	14.1	13.8	10.5	6.8	4.2

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q2 12	Q3 12	Q4 12	FY 12	Q1 13	Q2 13
AUD	1.05	1.02	1.06	1.05	1.01	1.04
EURO	1.41	1.35	1.32	1.38	1.28	1.26
GBP	1.61	1.57	1.58	1.60	1.58	1.59

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q2 12	Q3 12	Q4 12	FY 12	Q1 13	Q2 13
AUD	7.4	7.1	8.2	7.6	8.4	8.3
EURO	6.7	8.2	8.3	7.7	6.7	8.3
GBP	6.9	6.7	7.1	6.8	6.9	6.3

Q2 2013

Geographical segment – growth

North America grew by 2.2% both sequentially and in constant currency.

Europe grew by 4.7% sequentially; and 5.1% in constant currency.

India declined by 15.4% sequentially

Rest of the world grew by 3.6% sequentially; and 1.8% in constant currency.

Industry segment – growth

FSI grew by 0.6% sequentially; and 0.3% in constant currency.

MFG grew by 2.8% sequentially; and 2.9% in constant currency.

RCL grew by 3.9% both sequentially and in constant currency.

ECS grew by 4.1% sequentially; and 3.7% in constant currency.